OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

COLLECTORS UNIVERSE, INC.

(Name of Issuer)

COMMON STOCK, $.001 par value

(Title of Class of Securities)

19421R200

(CUSIP Number)

ERIN WHITE

8435 KATY FREEWAY

HOUSTON, TEXAS 77024

(713) 464-6868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 19421R200
(1)	Names of Reporting Persons RICHARD KENNETH DUNCAN SR.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,267,274
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 1,267,274
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,274
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.14%
(14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement amends the Schedule 13D dated February 10, 2009 (the “Schedule 13D”), as modified by amendments dated February 10, 2009, March 19, 2009, May 12, 2009 and May 19, 2009 (the “Amended Schedule 13D”) filed on behalf of the Reporting Person, with respect to the common stock, $.001 par value per share (“Common Shares”), of Collectors Universe, Inc., a Delaware corporation (the “Company”).

Item 4.	Purpose of Transaction

The Reporting Person has disposed of an aggregate of 78,708 Common Shares on the dates and at the prices set forth on the on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All sales of Common Shares by the Reporting Person were made in the open market on the NASDAQ Global Market. As a result of such dispositions, the Reporting Person now directly owns 1,267,274 Common Shares, representing approximately 16.14% of the issued and outstanding Common Shares.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 1,267,274 Common Shares, which represents approximately 16.14% of the outstanding Common Shares. The percentage of beneficial ownership of the Reporting Person, as reported in this Schedule 13D/A, was calculated based on 7,850,000 Common Shares outstanding as of October 30, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 4, 2010.

(b)	The Reporting Person has the sole power to vote and dispose of 1,267,274 Common Shares.

(c)	The transactions in the Issuer’s Common Shares by the Reporting Person in the last 60 days are listed on Exhibit I attached hereto and made a part hereof. All such transactions were effected in the open market on the NASDAQ Global Market.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Schedule of Transactions

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2010

Date

/s/ Richard K. Duncan, Sr.

Signature

Richard Kenneth Duncan, Sr.

Name/Title

3